Form 10-K, Exhibit 13
UNITED DOMINION REALTY TRUST INC
filed 1995-03-31
CIK 74208

Exhibit 13

SELECTED FINANCIAL INFORMATION

Years Ended December 31,                                   1994         1993           1992             1991             1990

In thousands, except per share data
OPERATING DATA
   Rental income                                     $  139,972     $ 89,084     $   63,202     $     51,250     $     44,042
   Income from property operations                       52,274       31,461         20,967           17,449           15,609
   Income before gains (losses) on
     investments and extraordinary item                  19,118       11,286          8,141            3,578            4,556
   Gains (losses) on investments                            108          (89)        (1,564)(b)           26              417
   Extraordinary item - early extinguishment of debt        (89)           -           (242)             (35)            (103)
   Net income                                            19,137       11,197          6,335(b)         3,569            4,870
   Distributions declared                                37,539       27,988         23,271           15,872           14,402
   Weighted average number of shares outstanding(a)      46,182       38,202         34,604           24,642           23,238
   Per share:(a)
     Net income                                      $      .41     $    .29     $      .18(b)   $       .14     $        .21
     Distributions declared                                 .78          .70            .66              .63              .62

BALANCE SHEET DATA
   Real estate owned                                 $1,007,599     $582,213     $  454,115     $    361,503     $    294,205
   Accumulated depreciation                             120,341       91,444         71,806           56,074           43,229
   Total assets                                         911,913      505,840        390,365          314,473          259,532
   Mortgage notes payable                               158,449       72,862         76,516           73,373           69,734
   Notes payable                                        368,215      156,558        104,605           94,973           47,969
   Shareholders' equity                                 356,968      259,963        197,677          136,152          118,154
   Number of shares outstanding(a)                       50,356       41,653         35,285           27,133           23,177

OTHER DATA
   Funds from operations(c)                          $   49,212     $ 31,658     $   24,185     $     17,158     $     15,231

(a) All share and per share information has been adjusted to give retroactive effect to a 2-for-1 stock split in May, 1993.

(b) Reflects a provision for possible investment losses of $1,564 ($.04 per share).

(c) Funds from operations is defined as income before gains (losses) on investments and extraordinary items adjusted for certain non-cash items, primarily real estate depreciation. The trust considers funds from operations in evaluating property acquisitions and its operating performance, and believes that funds from operations should be considered along with, but not as an alternative to, net income and cash flows as a measure of the trust's operating performance and liquidity. Funds from operations does not represent cash generated from operating activities in accordance with the generally accepted accounting principals and is not necessarily indicative of cash available to fund cash needs.


MANAGEMENT'S DISCUSSION OF
FINANCIAL CONDITION AND OPERATIONS

RESULTS OF OPERATIONS

FUNDS FROM OPERATIONS is defined as income before gains (losses) on investments and extraordinary items adjusted for certain non-cash items, primarily real estate depreciation. The Trust considers funds from operations in evaluating property acquisitions and its operating performance, and believes that funds from operations should be considered along with, but not as an alternative to, net income and cash flows as a measure of the Trust's operating performance and liquidity. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs.

    Beginning in 1995, the Trust will implement the new definition of funds from operations recently adopted by NAREIT (The National Association of Real Estate Investment Trusts). If this definition had been available for adoption in 1994, the Trust's reported funds from operations would have been approximately $1.0 million lower than under the definition currently used by the Trust.


    YEAR ENDED DECEMBER 31, 1994

For 1994, the Trust reported significant increases over 1993 in rental income, income from property operations, income before gains (losses) on investments and extraordinary item, net income and funds from operations. Since the beginning of 1993, the Trust acquired 15,450 apartment units (63 apartment communities) representing a 112% expansion in the number of apartment units owned during that period. These additional apartment units provided a substantial portion of the reported increases noted above. However, the improved performance of the Trust's mature group of 13,832 apartment units (57 apartment communities) acquired prior to 1993 also contributed to the increases, particularly when considered on a per share basis.


    For 1994, the Trust's mature apartment properties provided approximately 53% of the Trust's rental income and 51% of its net operating income (rental income less rental expenses). Total rental income from these units grew 6.2% in 1994 reflecting an increase in economic occupancy to 94.3% compared to 91.6% for 1993 and growth in average rents and other income of 3.3%. The improvement in occupancy reflected stronger apartment markets throughout the Trust's region. Rental expenses at these properties increased 2.3% resulting in a decrease in the operating expense ratio (the ratio of rental expenses to rental income) of 1.7% to 44.0%. The increase in rental expenses was moderated by lower advertising, rental promotions, electricity, and interior painting and cleaning expenses caused by the combination of stronger occupancy and lower tenant turnover. Turnover (measured by move-outs) was 57% for 1994. The combination of increased occupancy, higher rents and only a moderate operating expense increase led to an increase in net operating income from these mature apartment units of approximately $3.6 million or 9.5%. For the 15,450 apartments in the 63 apartment communities acquired by the Trust since the beginning of 1993, average occupancy was 92.8% and the operating expense ratio was 43.1% during 1994. For the 29,282 apartments in the 120 communities owned on December 31, 1994, occupancy averaged 93.7% and the operating expense ratio was 43.6% for the full year 1994. For 1993, the 17,914 units then owned had occupancy of 91.5% and an expense ratio of 45.5% for that year. For 1994, net operating income from commercial properties increased $221,000 or 3% over 1993.

    For 1994, depreciation expense increased $9.3 million with substantially all of the increase attributable to the portfolio expansion that has occurred over the past 24 months. Interest expense increased approximately $11.4 million in 1994 over 1993. The Trust used both debt and equity to finance its growth over the past two years; however, the Trust used more debt relative to equity in 1994 than it did in 1993. The increase in interest expense of approximately $.17 per share also reflects the rising interest rate environment of 1994 when rates were generally higher than in 1993.


    YEAR ENDED DECEMBER 31, 1993

For 1993, the Trust reported significant increases over 1992 in rental income, income from property operations, income before gains (losses) on investments and extraordinary item, net income, and funds from operations. These increases were attributable primarily to the significant portfolio expansion that occurred during 1993 and 1992. The performance of the Trust's then mature group of 10,924 apartment units (46 apartment communities) contributed to the increases.

    For the year, the Trust's mature apartment properties provided 60% of the Trust's rental income. These units had average economic occupancy of 91.2% during 1993 compared to 90.6% for 1992, an increase of 0.6%. Average rents and other income at these properties grew 2.9% and rental expenses increased 5.3% resulting in an increase in the operating expense ratio of 0.8% to 47.9%. Net operating income from these apartment units was up approximately $500,000 or 1.8%. For the 6,990 non-mature apartment units acquired by the Trust in 1993 and 1992, occupancy averaged 92.1% and the operating expense ratio was 43.3% during 1993. For the 17,914 apartments in the 74 communities owned on December 31, 1993, occupancy averaged 91.5% and the expense ratio was 45.5% for the full year. In 1992, the 13,832 units then owned had occupancy of 90.7% and an expense ratio of 46.5%. For 1993, net operating income from commercial properties increased $288,000 or 4.0%, primarily reflecting additional small tenant leases.

    For 1993, depreciation expense increased $4.0 million with substantially all of the increase attributable to the portfolio expansion that has occurred during the past year.

    For 1993, interest income was $708,000 compared to $1.4 million in 1992. During each year, the Trust completed a public offering of Common Stock and invested the proceeds temporarily in short-term money market investments. During 1992, the Trust had such temporary investments throughout much of the year at higher rates than in 1993 when the average amount invested in the money markets was significantly lower. Consequently, interest income declined.

    Interest expense increased approximately $5.2 million in 1993 over 1992 reflecting the fact that the Trust used less equity relative to debt to finance its 1993 acquisitions than it did in 1992. While interest expense increased $.105 per share in 1993, as a percent of rental income it was virtually unchanged.


LIQUIDITY AND CAPITAL RESOURCES

    As a qualified REIT, the Trust distributes a substantial portion of its cash flow to its shareholders in the form of dividends. Over the past few years, the Trust has sought to reduce its payout ratio (the ratio of distributions declared per share to funds from operations) from above 90% to approximately 75%. For 1994, the dividend payout ratio was 73% compared to 84% for 1993 and 94% for 1992. The Trust presently intends to maintain a dividend payout ratio in the 75%-80% range and to retain sufficient cash to cover its normal operating needs, including routine replacements. For 1994, the Trust's cash flow from operating activities exceeded cash distributions paid to shareholders by approximately $19.5 million. The Trust utilizes a variety of primarily external financing sources to fund portfolio growth, major capital improvement programs and balloon debt payments. The Trust has frequently utilized its bank lines of credit to temporarily finance these expenditures and has subsequently replaced this short-term bank debt with longer term debt or equity.

    The Trust has, from time to time, used derivative instruments to synthetically alter on-balance sheet liabilities or to hedge anticipated financing transactions. No such derivative contracts were outstanding at December 31, 1994. Derivative contracts did not have a material impact on results of operations during the three years then ended.

    For 1994, the Trust's cash flow from operating activities increased substantially as a result of the significant expansion of the Trust's portfolio as discussed below and under "Results of Operations".

    At the beginning of 1994, the Trust had approximately $5.8 million of cash and cash equivalents and $32.4 million of available and unused bank lines of credit. During the year, the Trust added one bank to its lending group and expanded its total bank lines of credit to $103.5 million. On April 7, 1994, the Trust completed a $75 million public offering of 7 1/4% Senior Notes due April 1, 1999. The Notes were priced at 99.833% to yield 7.29% to maturity. The proceeds of the offering aggregated $74.3 million. Near the end of June, 1994 the Trust completed a public offering of 8,479,400 shares of its common stock at $14.25 per share. Net proceeds of the offering, after deducting underwriting commissions and direct offering costs, were approximately $114 million. In September 1994, the Trust registered $400 million of various debt and equity securities with the Securities and Exchange Commission. Using this shelf registration, on September 27, 1994, the Trust completed a $150 million public offering of 8 1/2% Debentures due September 15, 2024. The debentures include an investor "put" feature which grants each debentureholder a one-time option to redeem debentures at the end of 10 years. The debentures were priced at 99.689% to yield 8.55% to maturity. In anticipation of this transaction, the Trust entered into two interest rate hedge transactions involving futures contracts in an effort to lock-in the interest rate applicable to the debentures. These interest rate protection agreements were terminated at the time the debentures were issued and had the economic effect of reducing the interest rate to 8.22% for the initial 10 years of the term. Net proceeds of the debenture sale approximated $148.4 million. Also during 1994, the Trust completed new tax-exempt multifamily housing bond financings or assumed such bond financings in connection with certain acquisitions in the aggregate amount of approximately $71 million ($12 million of which was defeased pending refunding).

    During 1994, the Trust acquired a total of 47 apartment properties including 26 properties, one of which was subsequently sold, that were acquired in a portfolio purchase from entities affiliated with Clover Financial Corporation, for approximately $171 million. Also during the year the Trust acquired 21 additional apartment properties containing 6,115 units for approximately $238 million which includes approximately $56 million of mortgage or tax-exempt bond financings encumbering the properties acquired.

    During 1994, the Trust also made approximately $18.9 million of capital improvements to its property portfolio. This amount includes approximately $7.2 million of improvements at the Trust's 13,832 mature apartment units that had been owned since the beginning of 1993. Excluding six properties that were acquired in the latter part of 1992 and which still were undergoing rehabilitation in 1994, the remaining 12,069 mature units averaged $299 per unit in capital expenditures. This amount includes the following: carpet and tile replacements ($107/unit), appliances ($38/unit), HVAC equipment ($22/unit), various interior improvements, including washer/dryer connections, ($39/unit), various exterior improvements, including new roofs, ($35/unit), new site lighting ($22/unit) and various other improvements ($36/unit).

    The Trust expects to acquire 7,000 or more apartment units during 1995 at an average cost of $30,000 to $40,000 per unit. While the Trust used more debt than equity to fund its acquisition program during 1994, it anticipates that it will use more equity than debt to fund its 1995 acquisitions. During the first half of 1995 the Trust anticipates raising a modest amount of additional equity, possibly $40 million. The Trust is actively negotiating the sale of four shopping centers (Glen Lea, Hanover Village, Laburnum Park and Laburnum Square) in a single transaction and, for financial reporting purposes, expects to recognize an aggregate gain on the sales of approximately $3 million. For income tax purposes, the sales are expected to be structured as tax deferred exchanges. There is no assurance that these sales transactions will be consummated. The Trust also intends to sell certain other properties during 1995. Proceeds from any property sales are expected to be reinvested into additional apartment properties. Assuming continued acquisition activity, the Trust anticipates raising additional equity capital later in the year.

    The Trust's liquidity and capital resources are believed to be more than adequate to meet its cash requirements for the foreseeable future.


INFLATION

    Management believes that the direct effects of inflation on the Trust's operations have been inconsequential.

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS

The Board of Directors and Shareholders
United Dominion Realty Trust, Inc.

We have audited the accompanying consolidated balance sheets of United Dominion Realty Trust, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Dominion Realty Trust, Inc. and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                               /s/ Ernst & Young LLP

Richmond, Virginia
January 25, 1995,
except for Note 11, as to which the date is March 6, 1995



CONSOLIDATED BALANCE SHEETS

December 31, 1994 and 1993                                        1994          1993
IN THOUSANDS, EXCEPT SHARE DATA
Assets
Real estate owned (Notes 1, 2 and 3):
   Apartments                                                $ 928,758     $ 503,226
   Shopping centers                                             74,237        74,404
   Office and industrial buildings                               4,604         4,583

                                                             1,007,599       582,213
   Less accumulated depreciation                               120,341        91,444

                                                               887,258       490,769
Cash and cash equivalents                                        7,261         5,773
Other assets                                                    17,394         9,298

                                                             $ 911,913     $ 505,840

Liabilities and Shareholders' Equity
Mortgage notes payable (Notes 2, 4 and 6)                    $ 158,449     $  72,862
Notes payable (Notes 5 and 6)                                  368,215       156,558
Accounts payable, accrued expenses and other liabilities        12,731         6,070
Tenants' deposits and rents paid in advance                      5,728         3,099
Distributions payable to shareholders                            9,822         7,288

                                                               554,945       245,877
Shareholders' equity (Notes 8, 9 and 11):
   Preferred stock, 25,000,000 shares authorized, no
     shares outstanding                                              -             -
   Common stock, $1 par value; 100,000,000 shares
     authorized 50,355,640 shares issued and outstanding
     (41,653,097 in 1993)                                       50,356        41,653
   Additional paid-in capital                                  410,797       302,486
   Notes receivable from officer shareholders                   (5,991)       (4,384)
   Distributions in excess of net income                       (98,194)      (79,792)
   Total shareholders' equity                                  356,968       259,963
                                                             $ 911,913     $ 505,840

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS


Years ended December 31, 1994, 1993 and 1992                     1994         1993         1992
IN THOUSANDS, EXCEPT PER SHARE DATA
INCOME
Property operations:
   Rental income                                             $139,972     $ 89,084     $ 63,202
   Property expenses:
      Utilities                                                11,206        7,838        5,367
      Repairs and maintenance                                  21,216       13,950        9,635
      Real estate taxes                                         9,658        5,777        4,147
      Property management                                       4,645        2,782        2,064
      Other operating expenses                                 11,924        7,512        5,290
      Depreciation of real estate owned                        29,049       19,764       15,732

                                                               87,698       57,623       42,235

Income from property operations                                52,274       31,461       20,967
Interest and other income                                         756          708        1,402

                                                               53,030       32,169       22,369

EXPENSES
   Interest                                                    28,303       16,938       11,697
   General and administrative                                   5,021        3,349        2,231
   Other depreciation and amortization                            588          596          300

                                                               33,912       20,883       14,228

Income before gains (losses) on investments and
  extraordinary item                                           19,118       11,286        8,141


Gains (losses) on sale of investments                             108          (89)           -

Provision for possible investment losses (Note 2)                   -            -       (1,564)

Income before extraordinary item                               19,226       11,197        6,577


Extraordinary item-early extinguishment of debt                   (89)           -         (242)

Net income                                                   $ 19,137     $ 11,197     $  6,335


Net income per share:
   Before extraordinary item                                 $    .41     $    .29     $    .19
   Extraordinary item                                               -            -         (.01)

                                                             $    .41     $    .29     $    .18

Weighted average number of shares outstanding                  46,182       38,202       34,604

See accompanying notes.




CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended December 31, 1994, 1993 and 1992                      1994          1993         1992
IN THOUSANDS
OPERATING ACTIVITIES
   Net Income                                                $  19,137     $  11,197     $  6,335
   Adjustments to reconcile net income to net cash
     provided by operating activities:
         (Gains) losses on sales of investments                   (108)           89            -
         Provision for possible investment losses                    -             -        1,564
         Extraordinary item                                         89             -          242
         Depreciation and amortization                          29,644        20,372       16,044
         Adoption of SFAS No. 112 "Employers'
           Accounting for Postemployment
           Benefits" (Note 1)                                      450             -            -
         Changes in operating assets and
           liabilities:
            Increase in operating liabilities                    6,680         2,724          135
            (Increase) decrease in operating
              assets                                            (1,348)         (443)         288

Net cash provided by operating activities                       54,544        33,939       24,608

INVESTING ACTIVITIES
   Acquisitions of real estate, net of debt and
     liabilities assumed                                      (346,730)     (117,197)     (68,197)
   Capital expenditures                                        (19,154)      (11,060)     (13,161)
   Purchase of mortgage note receivable, net of
     repayments                                                     63        (1,907)           -
   Net proceeds from sales of properties                         2,706            69            -
   Proceeds from gain on interest rate hedge
     transactions                                                3,484             -            -
   Other                                                             -            31          (15)

Net cash used in investing activities                         (359,631)     (130,064)     (81,373)

FINANCING ACTIVITIES
   Net proceeds from issuance of mortgages and notes
     payable                                                   262,006        65,800       31,208
   Net proceeds from issuance of shares                        115,407        79,077       78,461
   Net short-term bank borrowings (repayments)                 (14,500)          150      (10,400)
   Mortgage financing proceeds released from
     construction funds                                         24,866             -        1,394
   Payments on notes and non-scheduled mortgage
     principal payments                                        (44,744)      (16,905)     (21,292)
   Cash distributions paid to shareholders                     (35,005)      (26,523)     (21,791)
   Scheduled mortgage principal payments                        (1,455)         (806)        (767)
   Other                                                             -             -          (36)

Net cash provided by financing activities                      306,575       100,793       56,777

Net increase in cash and cash equivalents                        1,488         4,668           12
Cash and cash equivalents, beginning of year                     5,773         1,105        1,093

Cash and cash equivalents, end of year                       $   7,261     $   5,773     $  1,105


See accompanying notes.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                     Notes
                                       Common Stock, $1 Par Value    Additional    Receivable   Distributions       Total
                                          Number                      Paid-In    from Officer   In Excess of     Shareholders'
Years ended December 31, 1994,           of Shares      Amount        Capital    Shareholders    Net Income         Equity
  1993, and 1992
IN THOUSANDS, EXCEPT SHARE
  AND PER SHARE DATA
Balance at December 31, 1991            27,132,708    $27,133        $157,366     $ (2,282)      $ (46,065)       $136,152

Shares issued in public offering         8,050,000      8,050          69,755            -               -          77,805
Exercise of share options                   58,600         59             395            -               -             454
Shares purchased by officers,
  net of repayments                         25,000         25             235         (260)              -               -
Shares issued through
  dividend reinvestment plan                18,410         18             184            -               -             202
Net income for the year                          -          -               -            -           6,335           6,335
Distributions declared
  ($.66 per share)                               -          -               -            -         (23,271)        (23,271)

Balance at December 31, 1992            35,284,718     35,285         227,935       (2,542)        (63,001)        197,677

Shares issued in public offering         6,095,000      6,095          71,573            -               -          77,668
Exercise of share options                   98,900         99             741            -               -             840
Shares purchased by officers,
  net of repayments                        135,500        135           1,712       (1,842)              -               5
Shares issued through dividend
  reinvestment plan                         38,979         39             525            -               -             564
Net income for the year                          -          -               -            -          11,197          11,197
Distributions declared
  ($.70 per share)                               -          -               -            -         (27,988)        (27,988)

Balance at December 31, 1993            41,653,097     41,653         302,486       (4,384)        (79,792)        259,963

Shares issued in public offering         8,479,400      8,479         105,731            -               -         114,210
Exercise of share options                   50,488         51             456            -               -             507
Shares purchased by officers,
  net of repayments                        137,500        138           1,652       (1,607)              -             183
Shares issued through
  dividend reinvestment plan                35,155         35             472            -               -             507
Net income for the year                          -          -               -            -          19,137          19,137
Distributions declared
  ($.78 per share)                               -          -               -            -         (37,539)        (37,539)

Balance at December 31, 1994            50,355,640    $50,356        $410,797     $ (5,991)      $ (98,194)       $356,968


See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BUSINESS United Dominion Realty Trust, Inc. (the "Trust"), a Virginia corporation, is an equity investor in income producing real estate, primarily multifamily properties in the mid-Atlantic and southeastern U.S.

    BASIS OF PRESENTATION The accompanying consolidated financial statements include the accounts of the Trust and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

    FEDERAL INCOME TAXES The Trust is operated as and annually elects to be taxed as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"). Generally, a real estate investment trust which complies with the provisions of the Code and distributes at least 95% of its taxable income to its shareholders does not pay federal income taxes on its distributed income. Accordingly, no provision has been made for federal income taxes.

    CASH AND CASH EQUIVALENTS All highly liquid investments with maturities, when purchased, of three months or less are considered to be cash equivalents.

    REAL ESTATE Real estate investments are carried at the lower of cost or estimated net realizable value.

    Repairs and maintenance costs are expensed as incurred while significant improvements, renovations, and replacements are capitalized. Certain costs, principally payroll, directly related to real estate acquisitions and redevelopment, are capitalized. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets which range from 25 to 40 years for properties, 10 to 35 years for major improvements, and 3 to 15 years for fixtures, equipment and other assets.

    INTEREST Interest is capitalized on accumulated expenditures relating to the acquisition and development of certain qualifying properties. During 1994, 1993 and 1992, total interest paid was $22,944,000, $14,649,000, and $11,530,000, respectively, which includes $73,000, that was capitalized in 1992. No interest was capitalized in 1994 or 1993.

    Deferred financing costs typically are amortized over a period not to exceed that of the term of the related debt. Amortization of deferred financing costs included in the consolidated statements of operations were $1,180,000, $707,000, and $279,000 for 1994, 1993 and 1992, respectively.

    INTEREST RATE SWAP AGREEMENTS The Trust may from time to time enter into interest rate swap agreements to modify the interest characteristics of its outstanding debt from a floating rate to a fixed rate basis or visa versa. These agreements generally involve the exchange of fixed and variable rate interest payment obligations without the exchange of underlying principal amounts. Net amounts paid or received under these agreements are reflected as adjustments to interest expense. The Trust did not terminate or enter into any new interest rate swap agreements in 1994.

    INTEREST RATE PROTECTION AGREEMENTS The Trust may from time to time enter into interest rate futures contracts to hedge anticipated debt transactions. Gains and losses, if any, on these transactions are deferred and amortized over the terms of the related debt as an adjustment to interest expense.

    INCOME PER SHARE Primary net income per share is calculated using the weighted average number of shares outstanding during each year. Options outstanding are not included since their inclusion would not be materially dilutive.

    POSTEMPLOYMENT BENEFITS Effective January 1, 1994, the Trust adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits". This statement requires the accrual of the estimated cost of benefits provided by an employer to its former or inactive employees after employment, but before retirement. Adoption of SFAS No. 112 increased 1994 general and administrative expense by $450,000 or $.01 per share.

    RECLASSIFICATIONS Certain previously reported amounts have been reclassified to conform with the current financial statement presentation.

2. REAL ESTATE OWNED

The following is a summary of real estate owned at December 31, 1994:


                                                        Initial
                                        Number of     Acquisition              Accumulated
DOLLARS IN THOUSANDS                    Properties       Cost         Cost     Depreciation   Encumbrances
Apartments
  North Carolina                            30       $ 192,397    $   225,596    $  35,208    $  28,006
  Florida                                   21         200,640        209,002        4,737       28,770
  Virginia                                  25         127,593        158,434       40,996       27,312
  South Carolina                            20         121,088        136,444        8,920       22,272
  Georgia                                    7          53,896         64,982        8,284        6,471
  Maryland                                   7          62,931         64,333        2,213       31,185
  Tennessee                                  6          42,413         44,691        1,292        5,970
  Alabama                                    2          12,742         12,849          208            -
  Delaware                                   2          12,325         12,427          173            -

Shopping Centers
  Virginia                                   9          26,938         47,457       11,900        8,463
  South Carolina                             2          12,565         14,877        2,398            -
  North Carolina                             3           8,198         11,903        2,601            -

Office and Industrial Buildings
  Tennessee                                  1           1,176          2,438          646            -
  Virginia                                   3           1,607          2,166          765            -
                                           138       $ 876,509    $ 1,007,599    $ 120,341    $ 158,449


The following is a reconciliation of the carrying amount of real estate owned:



IN THOUSANDS                                  1994          1993          1992
Balance at January 1                     $ 582,213     $ 454,115     $ 361,503
Real estate purchased*                     409,280       118,265        81,788
Improvements                                18,857        10,380        12,388
Real estate sold                            (2,751)         (547)            -
Provision for possible investment loses          -             -        (1,564)

Balance at December 31                   $1,007,599    $ 582,213     $ 454,115

*IN CONNECTION WITH THE PURCHASE OF CERTAIN PROPERTIES IN 1994 AND 1992, THE TRUST ASSUMED
APPROXIMATELY $60.3 AND $13.8 MILLION, RESPECTIVELY, OF MORTGAGE DEBT ENCUMBERING THE PROPERTIES ACQUIRED.


The following is a reconciliation of accumulated depreciation:


IN THOUSANDS                                1994         1993         1992
Balance at January 1                   $  91,444     $ 71,806     $ 56,074
Depreciation expense for the year         29,049       19,764       15,732
Real estate sold                            (152)        (126)           -
Balance at December 31                 $ 120,341     $ 91,444     $ 71,806


    The Trust's properties are leased to others under operating leases. Certain shopping center leases provide that tenants share certain operating costs such as real estate taxes, insurance, and maintenance by reimbursement to the Trust.
Such reimbursements amounted to $1,070,000 in 1994, $936,000 in 1993 and $895,000 in 1992. The Trust has no material net lease arrangements.

    Minimum annual fixed rentals to be received, principally from commercial property tenants, under all noncancelable leases with terms greater than one year subsequent to December 31, 1994 were as follows (in thousands): 1995
$7,295, 1996 - $6,196, 1997 - $4,944, 1998 - $3,946, 1999 $2,804, thereafter -
$15,120.

    During 1992, the Trust established an allowance for possible investment losses in the amount of $1,564,000 based upon management's estimate of net realizable value as compared to the carrying value of each real estate investment.

    The aggregate cost of real estate owned for federal income tax purposes was approximately $987 million at December 31, 1994 and $563 million at December 31,
1993.


3. ACQUISITIONS

During 1994, the Trust acquired 47 apartment communities containing 11,433 units at a total cost of $409.3 million. During 1993, the Trust acquired 17 apartment communities containing 4,082 units at a total cost of $118.3 million. The Trust assumed $60.3 million in mortgage notes payable and bond indebtedness in connection with the 1994 acquisitions.

    Unaudited pro forma results of operations for the years ended December 31, 1994 and 1993 are set forth below. For 1994, such pro forma results assume the acquisition of 41 apartment communities containing 9,749 units at a total cost of $350.3 million at the beginning of the year. For 1993, such pro forma results assume (i) the 1993 acquisition of 11 apartment communities containing 2,811 units at a total cost of $81.9 million, and (ii) the 1994 acquisition of 41 apartment communities containing 9,749 units at a total cost of $350.3 million at the beginning of 1993.

                                   Pro Forma        Pro Forma
IN THOUSANDS, EXCEPT               Year Ended       Year Ended
  PER SHARE AMOUNTS               Dec. 31, 1994    Dec. 31, 1993

Rental income                      $167,100          $154,173
Net income                           21,143            18,146
Net income per share               $    .42          $    .39


    The unaudited information is not necessarily indicative of what the Trust's results of operations would have been if the acquisitions had occurred at the beginning of each period presented. Additionally, the pro forma information does not purport to be indicative of the Trust's results of operations for future periods.


4. MORTGAGE NOTES PAYABLE


    CONVENTIONAL MORTGAGE NOTES PAYABLE Conventional mortgage notes payable included 22 loans encumbering 17 properties at December 31, 1994, and 18 loans encumbering 12 properties at December 31, 1993. Mortgage notes payable are generally due in monthly installments of principal and interest and mature at various dates through 2022. Mortgage notes payable aggregating $53.2 million and $25.8 million at December 31, 1994 and 1993 had fixed rates of interest ranging from approximately 7.00% to 12.50% (weighted average interest rate of 8.45% at December 31, 1994). While each note is secured by the particular property mortgaged, certain notes extend liability to the Trust if the security is not sufficient to satisfy the mortgage note payable.

    BOND INDEBTEDNESS At December 31, 1994, 17 of the Trust's properties were encumbered by mortgage notes payable which secure related tax exempt housing bond issues. Interest on these notes is generally payable in semi-annual installments and the notes mature at various dates through 2024. Bond indebtedness aggregating $93.1 million at December 31, 1994 had fixed rates of interest ranging from 5.91% to 10.235% (weighted average interest rate of 7.15% at December 31, 1994). At December 31, 1994, the Trust had variable rate bond indebtedness aggregating $12.1 million (weighted average interest rate of 5.57% at December 31, 1994).

    The aggregate maturities of mortgage notes payable (conventional and bond related) for the five years subsequent to December 31, 1994 were as follows (in thousands):

    1995          $ 9,285
    1996            2,124
    1997           14,178
    1998            6,854
    1999            6,862
    Thereafter    119,146
                $ 158,449

These payments include special principal curtailments and balloon payments of $7.2 million in 1995, $12.2 million in 1997, $4.8 million in 1998 and $5.0 million in 1999.


5. NOTES PAYABLE

A summary of notes payable at December 31, 1994 and 1993 is as follows:



DOLLARS IN THOUSANDS                                            1994         1993
COMMERCIAL BANKS
  Borrowings outstanding under revolving credit
    facilities                                             $  14,150    $  28,650
  Variable rate note due March, 1995(a)                       10,000            -
  Variable rate note due November, 1994                            -       10,000
INSURANCE COMPANIES-SENIOR UNSECURED NOTES
  7.98% due March, 1997-2003(b)                               52,000       52,000
  9.57% due July, 1996                                        35,000       35,000
  7.89% due March, 1996                                       10,000       10,000
  7.57% due March, 1995                                       10,000       10,000
  8.72% due November, 1995-1998(c)                             8,000       10,000
SENIOR UNSECURED NOTES-OTHER
  7.25% notes due April, 1999                                 75,000            -
  8.50% debentures due September, 2024(d)                    150,000            -
OTHER                                                          4,065(e)       908
                                                           $ 368,215    $ 156,558

(a) The note bears interest at one month libor plus 62 1/2 basis points.
(b) Payable in seven equal principal installments of $7.4 million.
(c) Payable in four equal annual principal installments of $2 million.
(d) Debentures include an investor put feature which grants the debentureholder a one time option to redeem debentures at the end of 10 years.
(e) Includes $3.5 million deferred gain from interest rate hedge transaction discussed in note 6.

    Certain of the loan agreements contain covenants which require the Trust, among other things, to maintain minimum tangible net worth, as defined, and maintain certain financial ratios.

    At December 31, 1994, the Trust had $70 million of revolving credit facilities with four commercial banks. These credit agreements currently expire in June, 1995 and 1996, but are renewable annually by mutual agreement between the Trust and each bank. Borrowings bear interest from LIBOR + 5/8% to the respective bank's prime rate, depending on the level of the Trust's debt as defined. At December 31, 1994, there were outstanding borrowings of $14.15 million under these credit facilities.

    At December 31, 1994, the Trust had lines of credit with three commercial banks for a total of $33.5 million. At December 1994, there were no borrowings outstanding under these lines of credit. Each line is subject to periodic bank review and requires the Trust to maintain a depository relationship with the respective bank. Borrowings bear interest at or below the respective bank's prime rate.

    Information concerning short-term bank borrowings is summarized in the table that follows:

IN THOUSANDS                            1994        1993        1992
Total revolving credit facilities
  and lines of credit at
  December 31                       $103,500    $ 61,000    $ 51,000
Borrowings outstanding at
  December 31                         14,150      28,650      28,500
Weighted average daily
  borrowings during the year          33,787      11,313       4,059
Maximum daily borrowings
  during the year                     79,300      43,200      38,900
Weighted average daily interest
  rate during the year                  5.1%        4.0%        5.4%
Weighted average daily interest
  rate at December 31                   6.5%        3.8%        4.3%




6. FINANCIAL INSTRUMENTS


    FAIR VALUE OF FINANCIAL INSTRUMENTS The following disclosures of estimated fair value of financial instruments were determined by the Trust using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value.
Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Trust could realize upon disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
The carrying amounts and estimated fair value of the Trust's financial instruments at December 31, 1994 were as follows:


IN THOUSANDS              Carrying Amount    Fair Value

Cash and cash equivalents     $  7,261        $  7,261
Conventional mortgage           53,205          50,870
  notes payable
Bond indebtedness              105,265          98,583
Notes payable                  368,215         351,243


    The following methods and assumptions were used by the Trust in estimating the fair values set forth above.

    CONVENTIONAL MORTGAGE NOTES PAYABLE Estimated fair value is based on mortgage rates believed to be available to the Trust for issuance of debt with similar terms and remaining maturities as of December 31, 1994.

    BOND INDEBTEDNESS Fair value is estimated using discounted cash flow analysis, based upon the incremental borrowing rate for similar types of bond indebtedness.

    NOTES PAYABLE The carrying amounts of the Trust's borrowings under short-term revolving credits agreements and lines of credit approximate the fair value. The fair value of the Trust's fixed rate term debt are estimated using discounted cash flow analysis, based on the Trust's estimated incremental borrowing rate at December 31, 1994 for similar types of borrowing arrangements.

    Disclosure about the fair value of financial instruments are based upon relevant information available to the Trust at December 31, 1994. Although management is not aware of any factors that would have a material effect on the fair value amounts reported herein, such amounts have not been revalued since that date and current estimates of fair value may significantly differ from the amounts presented.

    INTEREST RATE SWAP AGREEMENTS Interest rate swap contracts with a notional amount of $10,000,000 and $20,000,000 matured during 1994 and 1993, respectively. At December 31, 1994, there were no interest rate swap agreements outstanding. For all periods presented, the Trust had no deferred gains or losses relating to terminated swap contracts. Interest rate swap contracts did not have a material impact on interest expense or consolidated results of operations during the periods presented.

    INTEREST RATE PROTECTION AGREEMENTS During the third quarter of 1994, the
Trust entered into two interest rate hedge transactions involving futures contracts with a total principal amount of $150 million to hedge against possible interest rate fluctuations during the period prior to the issuance of the $150 million Debentures. These two transactions effectively reduced the interest rate on the Debentures from 8.50% to 8.22% for ten years. These contracts were terminated upon issuance of the Debentures. Gains from these contracts of $3.5 million are deferred as an adjustment to the carrying amount of the debentures and will be amortized on a straight line basis as a reduction of interest expense over a ten year period.

    There were no interest rate protection contracts outstanding at December 31, 1994.


7. Income Taxes


    The differences between net income for financial reporting purposes and taxable income before dividend deductions relate primarily to timing differences, depreciation adjustments resulting from book-tax basis differences of certain properties and the deferral for tax purposes of certain gains on property sales. The Trust has approximately $628,000 of net operating loss carryforwards, expiring through 1998, available to offset future REIT taxable income, if any.

    All realized gains (losses) on sales of investments are distributed to shareholders if and when recognized for income tax purposes. Since 1980, gains aggregating approximately $7.7 million have been deferred for income tax purposes and are undistributed at December 31, 1994.

    For income tax purposes, distributions paid to shareholders consist of ordinary income, capital gains, return of capital or a combination thereof. For the three years ended December 31, 1994, distributions paid per share were taxable as follows:

                    1994      1993      1992
Ordinary income   $ .629    $ .493    $ .418
Capital gains       .004         -         -
Return of capital   .127      .197      .237
                  $ .760    $ .690    $ .655


8. Share Options

    Under the 1985 Share Option Plan, as amended, a maximum of 2,400,000 options could be granted, at the discretion of the Board, to certain officers, directors and key employees of the Trust, through 1997.

    On December 13, 1994, the Board granted 283,476 incentive stock options
(ISO's) to officers and key employees of the Trust and 87,524 non-qualified options (NQO's) to certain officers and Directors of the Trust at $13.13 per share. Certain options are subject to a vesting schedule whereby 175,976 ISO's and 69,524 NQO's will not vest until December 31, 1995. Of the options outstanding at December 31, 1994, 511,372 options were not then exercisable under the provisions of the Plan.

    The Plan generally provides, among other things, that options be granted at exercise prices not lower than the market value of the shares on the date of grant. Generally, the optionee has up to five years from the date on which the options first become exercisable during which to exercise the options. Activity in the Trust's share option plan during the three years ended December 31, 1994 is summarized in the following table.


                                                            Options Outstanding
                                   Shares Available
DOLLARS IN THOUSANDS,                 for future                   Price per         Aggregate
EXCEPT SHARE AND PER SHARE AMOUNTS   Option Grant    Shares          Share             Value
Balance, December 31, 1991            374,000       426,000     $   7.44 - $9.19    $  3,428
Authorization of additional options 1,600,000             -                    -           -
Options granted                      (615,000)      615,000     $          11.56       7,111
Options exercised                          -        (58,600)    $   7.44 - $9.19        (458)
Options expired                        12,000       (12,000)    $   8.31 - $9.06        (105)

Balance, December 31, 1992          1,371,000       970,400     $  7.44 - $11.56       9,976

Options granted                       (67,100)       67,100     $          13.63         914
Options exercised                           -       (98,900)    $  7.44 - $11.56        (840)
Options expired                         4,000        (4,000)    $  9.09 - $11.56         (55)

Balance, December 31, 1993          1,307,900       934,600     $  7.44 - $13.63       9,995

Options granted                      (371,000)      371,000     $          13.13       4,869
Options exercised                           -       (50,488)    $  7.44 - $11.56        (507)
Options expired                        23,240       (23,240)    $ 11.56 - $13.63        (288)

Balance, December 31, 1994            960,140     1,231,872     $  7.44 - $13.63    $ 14,069

9. Shareholders' Equity


    PREFERRED STOCK In May, 1994, the Trust's shareholders authorized a class of 25,000,000 shares of undesignated preferred stock which may be issued at the discretion of the Board of Directors in one or more series having varying voting, redemption, conversion, distribution, preference and other rights. As of December 31, 1994, no shares of preferred stock had been issued.

    COMMON STOCK In June, 1994, the Trust completed a public offering of 8,000,000 shares of its common stock at $14.25 per share. In July, 1994, the underwriters exercised their over-allotment option and purchased an additional 479,400 shares. Net proceeds of the offering after deducting underwriting commissions and direct offering costs aggregated approximately $114.2 million, of which approximately $17.9 million was used to curtail then existing bank debt. The remaining net proceeds were temporarily invested in short-term money market investments and were used primarily for the acquisition of additional properties.

    On April 2, 1993, the Trust's Board of Directors declared a two-for-one split of the Trust's common stock, effective May 5, 1993 to shareholders of record as of April 19, 1993. All share and per share information in the financial statements have been adjusted to retroactively reflect the stock split. Stock options and all other agreements payable in shares of the Trust's common stock were amended to provide for issuance of two shares of common stock for every one share issuable prior to declaration of the stock split. An amount equal to the par value of the common shares issued was transferred from additional paid-in capital to the common stock account.

    The Trust has entered into stock purchase agreements whereby certain officers purchased common stock at the then current market price. The Trust provides 100% financing for the purchase of the shares with interest payable quarterly at rates escalating from 7% to 8 1/2%. The underlying notes mature beginning in November, 1998. At December 31, 1994, 543,000 shares were outstanding under stock purchase agreements. Shares available for future issuance under this plan total 57,000.

    Shares in the amount of 907,456 are reserved for future issuance under the Trust's dividend reinvestment plan.


10. Quarterly Financial Data (unaudited)

The following is a summary of quarterly results of operations for 1994 and 1993 (In thousands, except per share data):

1994                                  First Quarter    Second Quarter    Third Quarter     Fourth Quarter
Rental income                      $      26,706    $       29,673    $      39,526    $       44,066
Income from property operations            9,615            10,920           14,685            17,054
Income before extraordinary item           3,415             4,067            5,975             5,768
Net income                                 3,415             3,978            5,975             5,768

Per share:
  Income before extraordinary item $         .08    $          .09    $         .12    $          .11
  Net income                                 .08               .09              .12               .11

1993                               First Quarter    Second Quarter    Third Quarter    Fourth Quarter
Rental income                      $      20,182    $       21,736    $      22,683    $       24,483
Income from property operations            7,400             7,790            7,829             8,442
Income before extraordinary item           2,589             2,250            2,933             3,425
Net income                                 2,589             2,250            2,933             3,425

Per share:
  Income before extraordinary item $         .07    $          .06    $         .07    $          .08
  Net income                                 .07               .06              .07               .08

11. Subsequent Events

    On February 10, 1995, the Trust purchased an apartment complex for $7.1 million, including closing costs. Subsequent to December 31, 1994 the Trust entered into additional contracts to purchase two apartment properties in separate transactions for $13.4 million and nine properties in a portfolio purchase for $65.5 million. Each contract contains numerous contingencies that must be satisfied prior to closing and, therefore, there is no assurance that any of these transactions will be consummated.

    At December 31, 1994, the Trust was contractually committed to sell an apartment complex for $3.1 million and a shopping center outparcel for $560,000. Subsequent to December 31, 1994, the Trust entered into contracts to sell two apartment complexes for a total of $7.0 million and an industrial park, shopping center and vacant land at another shopping center for a total of $3.5 million. All of the pending property sales are to separate unrelated buyers and no material gain or loss is anticipated on such sales.

    In mid-February, 1995, the Trust sold 1,360,000 shares of common stock to a group of unrelated institutional investors at a price of $13 1/8 per share. Net proceeds of $17.8 million were used to curtail then existing bank debt.









                          GENERAL INFORMATION

GENERAL OFFICES
United Dominion Realty Trust
10 S. Sixth Street, Suite 203
Richmond, Virginia 23219-3802
(804) 780-2691
(804) 343-1912 FAX

GENERAL COUNSEL
Hunton & Williams
Riverfront Plaza, East Tower
901 E. Byrd Street
Richmond, Virginia 23219-4074

INDEPENDENT AUDITORS
Ernst & Young LLP
901 East Cary Street
Richmond, Virginia 23219

TRANSFER AGENT
Mellon Securities Trust Company
Four Station Square, 3rd Floor
Pittsburgh, Pennsylvania 15219-1173

SHAREHOLDERS
On March 1, 1995, the Trust had
5,103 shareholders of record.

EMPLOYEES
For its payroll period ended February 20, 1995, the Trust had 914 full and part-time employees.

ANNUAL MEETING
The Annual Meeting of Shareholders is
scheduled for Tuesday, May 2, 1995, at 4:00 p.m., at the Omni Richmond Hotel in Richmond, Virginia. All shareholders are cordially invited to attend.

MEMBER
National Association of Real Estate
 Investment Trusts (NAREIT)
National Apartment Association
National Multi-Housing Council

STOCK LISTING
New York Stock Exchange
Symbol UDR

10-K REPORT

The Trust offers its shareholders, without charge, copies of its Annual Report on Form
10-K, as reported to the Securities and
Exchange Commission. Requests should be
addressed to Shareholder Relations, United
Dominion Realty Trust, at the Trust's office.

DIVIDEND REINVESTMENT AND
STOCK PURCHASE PLAN

The Trust offers its shareholders the
opportunity to purchase additional shares of common stock through the Dividend
Reinvestment and Stock Purchase Plan.
Information regarding the Plan can be
obtained by completing the enclosed card or by calling the Trust.

COMMON STOCK PRICE

The table below sets forth the range of the high and low sales prices per share for each quarter of the last two years. Dividend information reflects dividends declared for each calendar quarter and paid at the end of the following month. Information for the first quarter of 1993 gives retroactive effect to a 2-for-1 share split in May 1993.

                                    Dividend
1993            High        Low     Declared
1st Quarter   $14 13/16   $11 7/8    $.175
2nd Quarter    14 5/8      12 1/2     .175
3rd Quarter    16 5/8      13 1/2     .175
4th Quarter    16 7/8      12 5/8     .175

1994
1st Quarter   $15 7/8     $12 3/4    $.195
2nd Quarter    15 1/8      13 3/8     .195
3rd Quarter    14 1/4      13         .195
4th Quarter    14 1/2      12 1/4     .195